EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	9/30/2013	9/30/2013
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$2,015	$1,938	$1,849	$2,367	$1,822	$1,612	$1,618
Fixed Charges (as below)	1,240	1,237	1,254	1,209	1,257	1,222	864
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(8)	-	-	-
Total Earnings	$3,251	$3,171	$3,099	$3,568	$3,079	$2,834	$2,482

FIXED CHARGES
Interest Expense	$957	$973	$999	$933	$988	$976	$685
Credit for Allowance for Borrowed Funds Used During Construction	75	67	53	63	69	46	29
Estimated Interest Element in Lease Rentals	204	193	198	205	200	200	150
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	8	-	-	-
Total Fixed Charges	$1,240	$1,237	$1,254	$1,209	$1,257	$1,222	$864

Ratio of Earnings to Fixed Charges	2.62	2.56	2.47	2.95	2.44	2.31	2.87